Exhibit 4.19

Conversion Employment agreement

Entered and signed on May 1, 2014
 (the "Agreement")

BETWEEN
Mazor Robotics Ltd.
CNPJ: 513009043
7 HaEshel Street, Caesarea
(the "Company")

On the one hand;

AND
Mr. Jonathan Adereth
I.D number 007561137
47 Hof Hashanhav, Haifa
("Adereth")

On the other hand;

AND
J. Adereth Marketing and Strategic Consulting Ltd.
CNPJ: 513271783
47 Hof Hashanhav, Haifa
(the "Management Company")
On the other hand;

Whereas: On December 26, 2007, the Company entered into an employment agreement with Adereth as Chairman of the Board of Directors (the "Employment Agreement"). The Employment Agreement is attached hereto as Exhibit A.

And Whereas: On November 21, 2010 the General Meeting of Shareholders of the Company approved an amendment to the Employment Agreement in which, as of that date, the salary of Adereth, hired as Chairman of the Board of directors shall be 35,000 New Israeli Shekels ("NIS") per month.

And Whereas: Adereth would like to convert his Employment Agreement partially to provide management services by the Management Company , which is fully owned and controlled by Adereth, and the Company agreed to the conversion as mentioned, which all is detailed herein below.

Thus, the parties agreed as follows:

1.	Introduction:
1.1.	The introduction and appendices to this Agreement are an integral part hereof and are obliging as the rest of the Agreements' conditions.
1.2.	The section titles are for convenience only and are not to be used as interpretation of this Agreement.
1.3.	The parties hereby declare and pledge that at the time of signing this Agreement there is no prevention by law, agreement and\or for any other matter for meeting their obligations in the Agreement.
1.4.	All definitions in this Agreement shall have the meaning as detailed in the Employment Agreement unless otherwise explicitly set in this Agreement.

2.	Reduction remuneration to Adereth in accordance with the Employment Agreement:
The parties agree that from the date of signing of this Agreement the following provisions shall apply in relation to the Employment Agreement:
2.1.
The cost of Adereth's employment in accordance with the Employment Agreement will be reduced by NIS 23,000 per month (the "Reduced Amount") and the total cost to the Company will stand on NIS 12,000 per month (the "Monthly Salary").

2.2.	The Company's insurance provisions and\or existing pension arrangements for Adereth will be reduced proportionally, based on the Reduced Amount.
2.3.	All other terms of the Employment Agreement will not be modified, including the scope of employment of Adereth as Chairman of the Company's Board of Directors.

3.	Providing services:
Without derogating from paragraph 2 above, the parties agree that from the date of signing of this Agreement the following provisions shall apply.
3.1.
Adereth represent and warrant that any services to the Company on behalf of the Management Company will be provided only through him. Providing services on behalf of the Management Company and not by Adereth will be considered a fundamental breach of this Agreement by Adereth and the Management Company.

3.2.
Until the 9th of each month, the Company will pay to the Management Company an amount equal to the Reduced Amount, plus VAT, following an invoice prepared according to law ("Management Fee"). This shall consist of all the Company's liabilities towards the Management Company and the Company shall have no further obligation towards Adereth except as provided in this Agreement and the Employment Agreement.

3.3.
Assignment of rights and obligations of Adereth to the Management Company is not considered a termination of the Employment Agreement for the purpose of providing notice to an end. Provisions on the term of the agreement and termination notice, apply to the relationship between the Company and the Management Company.

3.4.
In respect of the Reduced Amount only, the Company will cease to pay or deposit any payments in respect of insurance arrangements and\or pension payments of Adereth and responsibility for all payments as stated will be subjected to the Management Company. The Management Company will continue to deposit such amounts, or open for Adereth pension fund and\or new insurance, in accordance with arrangements to be agreed between the Management Company and Adereth, without the involvement of the Company.

3.5.	The Management Company will carry out all payments, provisions and deductions required by law for an employer, from the Management Fee, and on the sole responsibility of the Management Company.
3.6.
Adereth and the Management Company hereby declare and undertake, jointly and severally, that the payment of the Monthly Salary as stated in Section 2.1 above and the payment of Management Fees as provided in Section 3.1 above, are not sufficient in order to harm Adereth and\or the Management Company's privileges and they hereby pledge to the Company, that they (jointly and severally) will indemnify the Company for all expenses incurred as a result of demand and\or claim and\or determination of any court, the Company is committed to make an additional payment or additional provision to any third party, including to Adereth and\or the Management Company, in addition to the stated in this Agreement.

IN WITNESS WHEREOF the parties have signed:

/s/ Ori Hadomi /s/ Sharon Levita	/s/ J. Adereth Marketing and Strategic Consulting Ltd.	/s/ Jonathan Adereth
Mazor Robotics Ltd.	Management Company	Jonathan Adereth